Exhibit 23.1

October 27, 2021

American Airlines, Inc.

1 Skyview Drive

Fort Worth, TX 76155

Re:	American Airlines, Inc. (the “Company”) Up to Twenty-One Airbus

A321-253NX and Five Embraer E175LR Aircraft Appraisals

Ladies and Gentlemen:

We hereby consent to (i) the use of the report prepared by us with respect to the aircraft referred to above, (ii) the summary of such report under the headings (a) “Prospectus Supplement Summary – Summary of Terms of Certificates,” (b) “Prospectus Supplement Summary – Equipment Notes and the Aircraft,” (c) “Prospectus Supplement Summary – Loan to Aircraft Value Ratios,” (d) “Risk Factors — Risks Relating to the Certificates and the Offering,” (e) “Description of the Aircraft and the Appraisals – The Appraisals,” (f) “Description of the Equipment Notes – Loan to Value Ratios of Equipment Notes,” and (g) “Appendix III – Loan to Value Ratio Tables” and (iii) references to our firm under the headings “Prospectus Supplement Summary – Equipment Notes and the Aircraft,” “Risk Factors – Risks Relating to the Certificates and the Offering,” “Description of the Aircraft and the Appraisals – The Appraisals” and “Experts” in the Company’s preliminary Prospectus Supplement, expected to be dated on or about October 27, 2021, and the Company’s final Prospectus Supplement, in each case relating to the offering of American Airlines, Inc. Pass Through Certificates, Series 2021-1, Class B.

Sincerely,

AIRCRAFT INFORMATION SERVICES, INC.

By:	/s/ Dave A. Miller
Name:	DAVE A. MILLER
Title:	CEO